ALPS SERIES TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 5, 2018

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 33-183945, 811-22747

Dear Ms. Brutlag:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 66 (“PEA 66”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 68 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on May 24, 2018.

In connection with this response letter, and on or around July 9, 2018, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 68 to the Registrant’s registration statement under the 1933 Act (“PEA 68”), which is expected to include (i) changes to PEA 66 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s verbal comments provided on July 2, 2018 to PEA 66, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 66.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

Staff Comments:

Prospectus

1.	Staff Comment: With respect to Footnote 2 to the fees and expenses table for each Fund, confirm that the respective expense limitation agreements will be in effect for at least one year from the effective date of PEA 68.

□ Registrant’s Response: The Registrant confirms that the expense limitation agreement with respect to each of the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund will be in effect for at least one year from the effective date of PEA 68.

2.	Staff Comment: Likewise with respect to the fees and expenses table for each Fund, confirm that short sales expenses have been included in the respective tables.

□ Registrant’s Response: The Registrant confirms that short sales expenses, if any, have been reflected in the fees and expenses tables for each of the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund.

3.	Staff Comment: On page 8, consider whether additional disclosure is warranted regarding the specific types of derivative instruments that will be used by this Fund, the extent to which the Fund will use those instruments, and the particular risks of such instruments.

□ Registrant’s Response: Comment complied with. The Registrant has added a sentence at the beginning of the “Derivatives Risk” risk factor stating that (and consistent with the principal investment strategy disclosure) the Fund “may use put and call options and futures contracts.” In addition, the Registrant has added the following sub-categorizations of risk within the “Derivatives Risk” discussion:

“Options Risk. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Fund bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund may have difficulty closing out its option positions. In addition, the Fund will lose money if it sells a put option and the value of the reference index or security falls below the strike price. Likewise, the Fund will lose money if it sells a call option and the value of the reference index or security rises above the strike price. As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

Futures Contract Risk. A Fund that uses futures contracts, which are a type of derivative, is subject to the risk of loss caused by unanticipated market movements. In addition, there may at times be an imperfect correlation between the movement in the prices of futures contracts and the value of their underlying instruments or indexes and there may at times not be a liquid secondary market for certain futures contracts.”

4.	Staff Comment: To the extent a Fund will use non-investment grade securities, state (in addition to characterizing such securities as “junk” bonds) that such securities are speculative.

□ Registrant’s Response: Comment complied with. In the description of “Non-Investment Grade Securities Risk”, the Registrant has revised the first two sentences of such disclosure to state that (new language appears in bold) “Non-investment grade securities (also known as “high yield” or “junk bonds”) are those rated below investment grade by the primary rating agencies (e.g., below BB/Ba by S&P/Moody’s). Such securities are speculative, and tend to have more volatile prices and increased price sensitivity to changing interest rates and adverse economic and business developments than investment grade securities.”

5.	Staff Comment: With respect to the Performance Information section for each of the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund, note that predecessor fund performance should be included before shares of either Fund are offered to the public. Please confirm that (i) the Funds will not offer shares using the prospectuses in PEA 68 until the Reorganizations described therein have been completed; (ii) each Fund will update its registration statement to include predecessor fund performance before any sales of Fund shares are made; and (iii) remove the parenthetical referring to the inclusion of information by subsequent amendment.

□ Registrant’s Response: The Registrant confirms that (i) the Funds will not offer shares using the prospectuses in PEA 68 until the Reorganizations described therein have been completed; and (ii) each Fund will update its registration statement to include predecessor fund performance before any sales of Fund shares are made. The parentheticals referring to the inclusion of information by subsequent amendment have been removed in PEA 68.

In connection with the foregoing, the Registrant intends to file, concurrently with PEA 68, a supplement under Rule 497 indicating that shares of the New Funds are not presently being offered for sale. The Registrant expects that, upon completion of the Reorganization: (i) a subsequent post-effective amendment on Rule 485(b) will be filed incorporating the predecessor fund performance for each Fund; and (ii) a new Rule 497 supplement will be filed indicating when Fund shares are being offered to the public.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

6.	Staff Comment: The principal investment strategy disclosure for the Seven Canyons World Innovators Fund in PEA 66 states the following:

“Under normal market conditions, the Adviser expects that a significant portion of the Fund’s assets will be invested in equity securities (primarily common stocks) of companies that have significant non-U.S. economic risk exposure. The Adviser will consider a company to have significant non-U.S. economic risk exposure if, at the time of purchase, it has at least 50% of its assets outside the U.S., or if at least 50% of its revenues or profits are from goods produced or sold, investments made, or services performed outside the U.S. The Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions, at least 40% of its assets outside the United States, or if conditions are not favorable, 30% of its assets outside the United States).”

The Staff’s position is that where a fund includes the word “World” in its name, the term connotes investments in a number of different countries throughout the world. The expectation for such a fund is that it would invest at least 40% (or 30% during unfavorable conditions) of its assets outside the United States and at least three different countries. A statement to the effect that the fund will invest “primarily” or “a majority of its assets” in non-U.S. securities is also considered acceptable.

It is not clear from this Fund’s disclosure how the phrase “the Fund may invest a significant portion of its total assets in companies domiciled in foreign countries” relates to the prior language which states “the Adviser expects that a significant portion of the Fund’s assets will be invested in equity securities (primarily common stocks) of companies that have significant non-U.S. economic risk exposure.”

For example, does the 40% investment policy include both companies domiciled overseas as well as companies with “non-U.S. economic risk exposure”? Please clarify and modify the disclosure accordingly. In addition, when articulating the Fund’s investment policy in this regard, the Fund should state that it “will” invest (rather than it “may” invest).

□ Registrant’s Response: Comment complied with. The Registrant will revise the paragraph in question such that it reads as follows:

“Under normal market conditions, the Fund will invest at least 40% of its assets (30% if conditions are not favorable) in equity securities of companies tied economically to countries other than the United States. The Fund regards a company as being tied economically to a country other than the U.S. if, at the time of purchase, the company has at least 50% of its assets outside the U.S., or if at least 50% of its revenues or profits are from goods produced or sold, investments made, or services performed outside the U.S.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

The Registrant believes that the disclosure, as revised, is consistent with the position articulated by the Staff in the memorandum to the Investment Company Institute, dated June 4, 2012, as well as with the adopting release for Rule 35d-11 (see e.g. footnotes 22 and 26, as well as accompanying text).

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary of ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

[1]	Investment Company Names, SEC Release No. IC-24828, January 17, 2001.